Filed by The Limited, Inc.
                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed
                                         Filed pursuant to Rule 14a-6 under
                                         the Securities Exchange Act of 1934

                                         Subject Company:  Intimate Brands, Inc.
                                         Commission File No. 1-13814


                                         Date:  March 21, 2002



    On March 21, 2002, the Limited, Inc. issued the following press release:


T H E  L I M I T E D,  I N C.
-----------------------------

THREE LIMITED PARKWAY
COLUMBUS, OHIO  43230
TEL 614 415 7000


  THE LIMITED SUCCESSFULLY COMPLETES TENDER OFFER FOR INTIMATE BRANDS SHARES,
                EXPECTS TO COMPLETE SHORT-FORM MERGER MARCH 21


Columbus, Ohio, March 21, 2002 -- The Limited, Inc. (NYSE/LSE: LTD) announced today that it has accepted all of the shares of Class A common stock of Intimate Brands, Inc. (NYSE: IBI) that were tendered by Intimate Brands shareholders prior to the expiration of its exchange offer at 12:00 midnight (New York City time) on Wednesday, March 20, 2002. A total of 72.6 million shares were tendered (including 6.5 million shares subject to guaranteed delivery), and together with the common stock previously owned by The Limited, The Limited now owns approximately 98% (assuming satisfaction of all guaranteed deliveries) of Intimate Brands.

On March 20, 2002, shareholders of The Limited approved the issuance of the shares of Limited common stock in the exchange offer at a special shareholder meeting.

The Limited expects to complete a short-form merger of Intimate Brands with and into a wholly-owned subsidiary of The Limited shortly after the close of trading on the New York Stock Exchange on March 21, 2002. Following the merger, Intimate Brands shares will no longer be publicly traded.

Under the terms of the exchange offer, Intimate Brands shareholders will receive 1.10 shares of Limited common stock in a tax-free exchange for each outstanding share of Intimate Brands Class A common stock tendered. In the merger, each remaining share of Intimate Brands Class A common stock will be converted (subject to the exercise of appraisal rights) into the right to receive the same number of Limited shares as provided in the exchange offer.

ABOUT THE LIMITED, INC.
-----------------------

The Limited, Inc., through Victoria's Secret, Bath & Body Works, Express, Lerner New York, Limited Stores, Structure, White Barn Candle Co. and Henri Bendel, presently operates 4,606 specialty stores. Victoria's Secret products are also available through the catalogue and www.VictoriasSecret.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------
In connection with the exchange offer, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

                                      ###

For further information, please contact:
Tom Katzenmeyer
Vice President, Communications and Investor Relations
The Limited, Inc.
614-415-7076
www.Limited.com

                           Forward Looking Statements

     This communication contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including, among others, estimates of fiscal year 2001 and 2002 results. Investors are cautioned that such forward looking statements are subject to risks and uncertainties, many of which are beyond The Limited's control. Accordingly, actual results may differ materially from those expressed or implied in any such forward looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

     The following factors, among others, in some cases have affected and in the future could affect The Limited's (including, Intimate Brands') financial performance and actual results and could cause actual results for 2001, 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release and related conference call: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the products sold and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. In addition, a number of risks relate to the offer and the merger, including declines in the value of the consideration offered because the exchange ratio is fixed; the risks and liabilities associated with The Limited's non-Intimate Brands businesses that are different from those associated with Intimate Brands' businesses; and the risk that the anticipated benefits of the transaction will not be achieved.

     Investors should read The Limited's prospectus and proxy statement relating to the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of these risks and uncertainties. The Limited is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future charges make it clear that any proposed results experienced or implied therein will not be realized.

                             Additional Information

     In connection with the exchange offer, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

     The Limited and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.